# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Circle Internet Group, Inc., CIK 0001876042
CUSIP: 172573107
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: ONE WORLD TRADE CENTER, NEW YORK, New York (NY), 10007
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001030818

## Reporting persons
- Oak Management Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 11,880,678; sole dispositive power 0; shared dispositive power 11,880,678; aggregate amount beneficially owned 11,880,678 (5.7% of the class)
  Comment: Percentage ownership in item 11 is based on 207,650,578 shares of Class A Common Stock outstanding as reported in the Issuer's final prospectus filed with the Securities and Exchange Commission on June 5, 2025 pursuant to Rule 424(b)(4) of the Securities Act of 1933 (which reflects the full exercise of the underwriters' overallotment option to purchase additional shares).
- Oak Investment Partners XIII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 11,880,678; shared voting power 0; sole dispositive power 11,880,678; shared dispositive power 0; aggregate amount beneficially owned 11,880,678 (5.7% of the class)
  Comment: Percentage ownership in item 11 is based on 207,650,578 shares of Class A Common Stock outstanding as reported in the Issuer's final prospectus filed with the Securities and Exchange Commission on June 5, 2025 pursuant to Rule 424(b)(4) of the Securities Act of 1933 (which reflects the full exercise of the underwriters' overallotment option to purchase additional shares).
- Oak Associates XIII, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 11,880,678; sole dispositive power 0; shared dispositive power 11,880,678; aggregate amount beneficially owned 11,880,678 (5.7% of the class)
  Comment: Percentage ownership in item 11 is based on 207,650,578 shares of Class A Common Stock outstanding as reported in the Issuer's final prospectus filed with the Securities and Exchange Commission on June 5, 2025 pursuant to Rule 424(b)(4) of the Securities Act of 1933 (which reflects the full exercise of the underwriters' overallotment option to purchase additional shares).
- Bandel L. Carano: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 11,880,678; sole dispositive power 0; shared dispositive power 11,880,678; aggregate amount beneficially owned 11,880,678 (5.7% of the class)
  Comment: Percentage ownership in item 11 is based on 207,650,578 shares of Class A Common Stock outstanding as reported in the Issuer's final prospectus filed with the Securities and Exchange Commission on June 5, 2025 pursuant to Rule 424(b)(4) of the Securities Act of 1933 (which reflects the full exercise of the underwriters' overallotment option to purchase additional shares).
- Edward F. Glassmeyer: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 11,880,678; sole dispositive power 0; shared dispositive power 11,880,678; aggregate amount beneficially owned 11,880,678 (5.7% of the class)
  Comment: Percentage ownership in item 11 is based on 207,650,578 shares of Class A Common Stock outstanding as reported in the Issuer's final prospectus filed with the Securities and Exchange Commission on June 5, 2025 pursuant to Rule 424(b)(4) of the Securities Act of 1933 (which reflects the full exercise of the underwriters' overallotment option to purchase additional shares).
- Fredric W. Harman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 11,880,678; sole dispositive power 0; shared dispositive power 11,880,678; aggregate amount beneficially owned 11,880,678 (5.7% of the class)
  Comment: Percentage ownership in item 11 is based on 207,650,578 shares of Class A Common Stock outstanding as reported in the Issuer's final prospectus filed with the Securities and Exchange Commission on June 5, 2025 pursuant to Rule 424(b)(4) of the Securities Act of 1933 (which reflects the full exercise of the underwriters' overallotment option to purchase additional shares).
- Ann H. Lamont: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 11,880,678; sole dispositive power 0; shared dispositive power 11,880,678; aggregate amount beneficially owned 11,880,678 (5.7% of the class)
  Comment: Percentage ownership in item 11 is based on 207,650,578 shares of Class A Common Stock outstanding as reported in the Issuer's final prospectus filed with the Securities and Exchange Commission on June 5, 2025 pursuant to Rule 424(b)(4) of the Securities Act of 1933 (which reflects the full exercise of the underwriters' overallotment option to purchase additional shares).
- Grace A. Ames: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 11,880,678; sole dispositive power 0; shared dispositive power 11,880,678; aggregate amount beneficially owned 11,880,678 (5.7% of the class)
  Comment: Percentage ownership in item 11 is based on 207,650,578 shares of Class A Common Stock outstanding as reported in the Issuer's final prospectus filed with the Securities and Exchange Commission on June 5, 2025 pursuant to Rule 424(b)(4) of the Securities Act of 1933 (which reflects the full exercise of the underwriters' overallotment option to purchase additional shares).
- Andrew Adams: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 11,880,678; sole dispositive power 0; shared dispositive power 11,880,678; aggregate amount beneficially owned 11,880,678 (5.7% of the class)
  Comment: Percentage ownership in item 11 is based on 207,650,578 shares of Class A Common Stock outstanding as reported in the Issuer's final prospectus filed with the Securities and Exchange Commission on June 5, 2025 pursuant to Rule 424(b)(4) of the Securities Act of 1933 (which reflects the full exercise of the underwriters' overallotment option to purchase additional shares).

## Item 1. Issuer
Name of issuer: Circle Internet Group, Inc.
Address of issuer's principal executive offices: ONE WORLD TRADE CENTER, NEW YORK, NY, 10007

## Item 2. Person Filing
Name of person filing:
Oak Investment Partners XIII, L.P ("Oak XIII")
Oak Associates XIII, LLC ("Oak Associates XII")
Oak Management Corporation ("Oak Management")
Bandel L. Carano
Edward F. Glassmeyer
Fredric W. Harman
Ann H. Lamont
Grace A. Ames
Andrew Adams
Address of principal business office or, if none, residence:
c/o Oak Management Corporation
195 Danbury Road, Building A, Suite 220
Wilton, Connecticut 06897
Citizenship: Please refer to Item 4 on the cover sheet for each filing person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information in Items 1 and 5 through 11 on the cover pages of this Schedule 13G is hereby incorporated by reference.
Percent of class: The information in Items 1 and 5 through 11 on the cover pages of this Schedule 13G is hereby incorporated by reference.
Sole power to vote or to direct the vote: The information in Items 1 and 5 through 11 on the cover pages of this Schedule 13G is hereby incorporated by reference.
Shared power to vote or to direct the vote: The information in Items 1 and 5 through 11 on the cover pages of this Schedule 13G is hereby incorporated by reference.
Sole power to dispose or to direct the disposition: The information in Items 1 and 5 through 11 on the cover pages of this Schedule 13G is hereby incorporated by reference.
Shared power to dispose or to direct the disposition:
The information in Items 1 and 5 through 11 on the cover pages of this Schedule 13G is hereby incorporated by reference.

Oak Associates XIII is the general partner of Oak XIII. Oak Management is the manager of Oak XIII. Bandel L. Carano, Edward F. Glassmeyer, Fredric W. Harman, Ann H. Lamont, Grace A. Ames, and Andrew Adams are the managing members of Oak Associates XIII and, as such, may be deemed to possess shared beneficial ownership of the shares of Class A Common Stock held by Oak XIII.

By making this filing, the Reporting Persons acknowledge that they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, in connection with the securities of the Issuer. Each Reporting Person disclaims the existence of a "group" and disclaims beneficial ownership of all shares of Class A Common Stock or securities convertible into or exercisable for Class A Common Stock other than any shares or other securities reported herein as being owned by it, him or her, as the case may be.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
EXHIBIT A - Joint Filing Agreement

EXHIBIT B - Power of Attorney

## Signatures
- Oak Management Corporation: /s/ Edward F. Glassmeyer, Edward F. Glassmeyer, General Partner or Managing Member or attorney-in-fact (08/12/2025)
- Oak Investment Partners XIII, L.P.: /s/ Edward F. Glassmeyer, Edward F. Glassmeyer, General Partner or Managing Member or attorney-in-fact (08/12/2025)
- Oak Associates XIII, LLC: /s/ Edward F. Glassmeyer, Edward F. Glassmeyer, General Partner or Managing Member or attorney-in-fact (08/12/2025)
- Bandel L. Carano: /s/ Edward F. Glassmeyer, Edward F. Glassmeyer, as attorney-in-fact (08/12/2025)
- Edward F. Glassmeyer: /s/ Edward F. Glassmeyer, Edward F. Glassmeyer (08/12/2025)
- Fredric W. Harman: /s/ Edward F. Glassmeyer, Edward F. Glassmeyer, as attorney-in-fact (08/12/2025)
- Ann H. Lamont: /s/ Edward F. Glassmeyer, Edward F. Glassmeyer, as attorney-in-fact (08/12/2025)
- Grace A. Ames: /s/ Edward F. Glassmeyer, Edward F. Glassmeyer, as attorney-in-fact (08/12/2025)
- Andrew Adams: /s/ Edward F. Glassmeyer, Edward F. Glassmeyer, as attorney-in-fact (08/12/2025)